

July 9, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
       Issuer CIK: 0001976517
       Issuer File Number: 333-273052 / 811-23887
       Form Type: 8-A12B
       Filing Date: July 9, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill S&P 500 No Dividend Target ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications
